July 31, 2024

Via Edgar

Ms. Stephany Yang

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

Re:	U Power Limited

Form 20-F for the Fiscal Year Ended December 31, 2023

Filed May 15, 2024

File No. 001-41679

Dear Ms. Yang:

This letter is in response to the letter dated July 12, 2024, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to U Power Limited (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comments in this response.

Form 20-F for the Fiscal Year Ended December 31, 2023

We have incurred substantial losses in the past..., page 27

1. We note your disclosures that there is substantial doubt about your ability to continue as a going concern and that your auditor indicated in its report on your financial statements for the fiscal year ended December 31, 2023 that there is substantial doubt as to your ability to continue as a going concern for the next 12 months from the date of issuance of the consolidated financial statements. However, we note that your auditor’s report does not include a going concern paragraph and the disclosures on page F-20 state that the substantial doubt of the ability to continue as a going concern is alleviated. Please advise or revise future filings to clarify these inconsistencies.

Response: We acknowledge the Staff’s comment and will revise future filings to clarify these inconsistencies.

Item 15. Controls and Procedures

Management’s Annual Report on Internal Control over Financial Reporting, page 112

2. We note that in the course of preparing your consolidated financial statements for the year ended December 31, 2023, you identified material weaknesses; however, you do not include a statement as to whether your internal control over financial reporting is effective as required by Item 308(a)(3) of Regulation S-K. Please revise future filings to include a statement as to whether ICFR is effective.

Response: We acknowledge the Staff’s comment and will revise future filings to include a statement as to whether our internal control over financial reporting is effective as required by Item 308(a)(3) of Regulation S-K.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Bingyi Zhao
Name:	Bingyi Zhao
Title:	Chief Financial Officer

Cc: Ying Li, Esq.

Hunter Taubman Fischer & Li LLC